March 1, 2024

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Bradley Ecker
Jennifer Angelini
SiSi Cheng
Andrew Blume

Re:	Huachen AI Parking Management Technology Holding Co., Ltd
Draft Registration Statement on Form F-1
Submitted December 19, 2023
CIK No. 0001958399

Ladies and Gentlemen:

As counsel for Huachen AI Parking Management Technology Holding Co., Ltd (the “Company”) and on its behalf, this letter is being submitted in response to the letter dated January 12, 2024 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Draft Registration Statement on Form F-1 submitted on December 19, 2023. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, an amended Draft Registration Statement on Form F-1 (“DRS/A”) for filing with the Commission, which has been revised to reflect the Staff’s comments as well as certain other updates to the DRS/A.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in DRS/A. Capitalized terms used but not otherwise defined herein have the meanings set forth in the DRS/A.

Draft Registration Statement on Form F-1 filed December 19, 2023

Cover Page

1.	Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. In this regard, we note that the second paragraph on the prospectus cover page and the prospectus conventions on page 1 appear to inconsistently define pronouns (“we,” “us,” “our”), and do not clearly define a term to collectively refer to the registrant and its subsidiaries throughout the document.

Response: In response to the Staff’s comment, we revised our disclosure on the cover page and page 1 of the DRS/A to clarify the references to the holding company and its subsidiaries.

2.	According to the corporate diagram on page 3, it appears that you own less than 100% of the PRC subsidiaries other than Hua Chen WFOE, given the 10% ownership of certain individuals in Zhejiang Hua Chen Tech and the 17% ownership of SME Development Fund in Shanghai TD Manufacturing. Please revise your cover page disclosure to clearly identify your ownership percentage of each PRC subsidiary. Additionally revise disclosure on page 24 stating, “Our current PRC subsidiaries are wholly-owned by our Hong Kong subsidiary,” to reconcile the apparent inconsistency.

Response: In response to the Staff’s comment, we revised our disclosure on pages 1, 28 and 65 of the DRS/A to reconcile the inconsistency and identify that our PRC subsidiaries, including the Shanghai TD Manufacturing, are majority-owned by our Hong Kong subsidiary.

3.	Please revise to reconcile the apparent inconsistency between disclosure that “We are required to make filings with the CSRC” and “[T]he Company is currently not required to obtain permission from any of the PRC federal or local government,” or advise. Conform disclosures throughout the registration statement as appropriate, for example, and without limitation, disclosure on page 10 that “We believe that the Company and our subsidiaries are currently not required to obtain the approval from the CSRC to list on U.S exchanges or issue securities to foreign investors.”

Response: In response to the Staff’s comment, we revised our disclosure on the cover page, pages 9, and 11 of the DRS/A to clarify that except for the filing procedures with the CSRC and reporting of relevant information according to the Overseas Listing Trial Measures, we believe we are not required to obtain any other PRC central or local government to list on U.S exchanges or issue securities to foreign investors.

Prospectus Summary, page 1

4.	Please revise the overview of your business to provide a clear and specific description of your operations and products. In this regard, we note disclosure on page 44 that appears to indicate that you engage in the construction of parking garage*es, the manufacturing of structural steel components, and the provision of repair and maintenance services. Additionally discuss the customers and markets for your products and services.

Response: In response to the Staff’s comment, we revised our disclosure on pages 1 and 65 of the DRS/A to provide a clear and specific description of our operations and products and include our customers and market for our products and services.

5.	Please balance your disclosure of your strengths with a discussion of your principal challenges, limitations, or weaknesses in the prospectus summary

Response: In response to the Staff’s comment, we revised our disclosure on page 4 of the DRS/A to include our principal challenges.

Summary of Risk Factors, page 4

6.	In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comment, we revised our disclosure under the sections of “Summary of Risk Factors,” “Risk Factors — Risks Related to Our Corporate Structure,” and “Risk Factors — Risks Related to doing Business in China” of the DRS/A to include relevant risks.

Risk Factors, page 16

7.	Please expand your disclosure in this section to specifically address the material risks associated with your business and operations, including, without limitation, risks related to your raw materials, suppliers, manufacturing, customers, and development plans.

Response: In response to the Staff’s comment, we revised our disclosure on pages 33 and 34 to expand the disclosure of the risks associated with our business and operations, including raw materials, suppliers, manufacturing, customers and development plans.

8.	We note disclosure on page 48 that appears to indicate the Company has no new projects and relied on bank borrowing to maintain daily operations in 2022. Please add risk factor disclosure that assesses the related risks to the company and investors.

Response: In response to the Staff’s comment, we respectfully advise the Staff that the prolonged impact of the COVID-19 pandemic in 2022, along with restrictive pandemic control measures in China, led to multiple interruptions in our manufacturing process and project site operations. Our revenue in the fiscal year 2022 was mainly generated from projects secured in 2021. However, with the end of pandemic control measures in China in December 2022, we have secured new production orders for 2023. We believe the business environment will be gradually stabilized, and we are optimistic about our industry and business outlook in 2024. As a result, we respectfully believe that no revision is required for this risk factor at this juncture.

Regulatory actions, legal proceedings, and customer complaints against us . . . , page 31

9.	We note your reference to litigation, regulatory proceedings, and other disputes arising outside the ordinary course of the business, together with the potential inadequacy of your reserves for such matters. Please revise your disclosure in an appropriate section of the registration statement to more fully discuss these matters and related reserves.

Response: In response to the Staff’s comment, we revised our disclosure on page 37 of the DRS/A to amend and expand our discussion on the risk factor of potential litigation, regulatory proceeds, and other disputes arising in or outside the ordinary course of our business. We respectfully believe this risk factor is properly disclosed under “Risk Factors — Risks Related to the Business and Operations.”

If we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq Global Market . . . , page 36

10.	Please revise your disclosure for consistency with disclosure on your prospectus cover page and elsewhere that indicates your initial public offering is conditioned upon Nasdaq approval of listing.

Response: In response to the Staff’s comment, we revised our disclosure on page 43 and we have disclosed on the cover page, pages 14, 104, and 122 of the DRS/A to indicate that our initial public offering is conditioned upon Nasdaq approval of listing.

Use of Proceeds, page 39

11.	We note that a certain portion of the proceeds received from this offering will be used for “Acquisition of new parking lot management operations.” Please expand to disclose the identity of such businesses, if known, or, if not known, the nature of the businesses to be sought, the status of any negotiations with respect to the acquisition, and a brief description of such business. Refer to Item 504 of Regulation S-K. Additionally revise your business section to more fully discuss your acquisition plans.

Response: In response to the Staff’s comment, we revised our disclosure on pages 46 and 69 of the DRS/A to clarify that the Company does not intend to acquire any business’ equity or assets but plans to acquire the managerial and operational rights of a new parking lot through a contracting agreement. We have fully disclosed on page 69 of the DRS/A the nature of the planned business, the negotiation status, and a brief description of the timeline and future operation arrangement for the contracting plan.

Capitalization, page 40

12.	Please revise to include both short and long-term debt, as well as non-controlling interest, as components of your total capitalization.

Response: In response to the Staff’s comment, we revised our disclosure on page 47 of the DRS/A to include the short, long-term debt, and non-controlling interest.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Performance Indicators

Key Performance Indicators

Revenue, page 44

13.	The revenue composition percentages disclosed on page 44 appear inconsistent with the data presented in the revenue by product category table on page F-12. Please revise your disclosures as necessary.

Response: In response to the Staff’s comment, we revised our disclosure on page 52 of the DRS/A to ensure the disclosure consistency.

Industry, page 53

14.	Please expand this section to more fully describe the industry in which your subsidiaries operate. Explain the meaning of references to “smart,” “intelligent,” “cubic,” and “three dimensional” parking, discussing how this differs from conventional parking. Additionally explain what is meant by the national network parking program. Discuss the national standards, certifications, and certificates referenced elsewhere, for example on pages 4 and 67, providing sufficient information to allow investors to understand their significance.

Response: In response to the Staff’s comment, we revised our disclosure on pages 4, 63, and 78 of the DRS/A to include an explanation of “smart parking” and “cubic parking” and expanded discussion on the national standards, certifications, and certificates referenced in those sections.

Business, page 55

15.	Please revise your business section to provide a clear overview of your operations, products, and services, with sufficient information to allow investors to understand your business. Additionally disclose, wherever applicable, your suppliers, raw materials, manufacturing, markets, and customer base.

Response: In response to the Staff’s comment, we revised our disclosure starting from page 65 of the DRS/A to provide a clear introduction of our business.

16.	We note your disclosure regarding the development of a cloud-based application for parking management and maintenance, including a reference to leveraging artificial intelligence, and of comprehensive new energy vehicle charging facilities, including innovative solar charging garages. Please expand your disclosure to more fully discuss the development process, including current status, key milestones, expected timetable, and material obstacles to overcome. Clearly distinguish your aspirations from your accomplishments. Additionally clarify the reference to “assimilating advanced parking equipment technology from abroad.”

Response: In response to the Staff’s comment, we revised our disclosure on page 68 of the DRS/A to include the discussion on the status, expected timetable and material obstacles for our development plans.

Structural Steel Components, page 65

17.	Please revise your disclosure to clarify whether the components in this section are your products and to explain whether these products are sold directly to customers and/or are incorporated into parking garages that your install. Revise the introductory text to the revenue ratio tables to clearly describe what the percentages represent (for example, the break-down of structural steel component revenues, or of total revenues). Provide additional analysis as appropriate to clearly identify your principal products.

Response: In response to the Staff’s comment, we revised our disclosure on page 76 and 77 of the DRS/A to include the required clarifications.

Manufacturing Process, page 71

18.	Please expand your disclosure surrounding your manufacturing process, including a description of what components of your products you manufacture in-house, and what components you rely on third parties to manufacture. Additionally revise your disclosure of properties on page 71 to discuss your manufacturing facilities, including current capacity and any plans to expand capacity in connection with future development.

Response: In response to the Staff’s comment, we revised our disclosure on page 82 of the DRS/A to include a description of our in-house manufactured components and purchased components and expanded our discussion on our manufacturing facilities.

Regulation, page 76

19.	Please revise to include a discussion of the regulations relating to your operations, including safety, environmental, and permitting requirements. Additionally explain the regulatory process referenced on page 70, which includes inspections by professional bodies and acceptance by the Technical Supervision Bureau.

Response: In response to the Staff’s comment, we revised our disclosure on page 91 of the DRS/A to include the explanation of the regulatory process and the regulations relating to our operations.

Executive Compensation, page 84

20.	Please update your compensation disclosure to reflect the fiscal year ended December 31, 2023.

Response: In response to the Staff’s comment, we revised our disclosure on page 100 of the DRS/A to disclose the executive compensation for the fiscal year ended December 31, 2023.

Related Party Transactions, page 85

21.	Please revise to disclose whether you will adopt a policy regarding related party transactions. If so, additionally disclose the principal provisions of such policy and file it as an exhibit to your registration statement.

Response: In response to the Staff’s comment, we revised our disclosure on page 102 of the DRS/A that we have adopted a related party transaction policy effective upon the Registration Statement’s effectiveness. In addition, we have filed the policy as an exhibit to the Registration Statement.

Index to Consolidated Financial Statements, page F-1

22.	Please provide updated interim financial statements and related disclosures as required by Item 8.A.5 of Form 20-F or otherwise tell us how you determined your current presentation is appropriate.

Response: In response to the Staff’s comment, we respectfully advise the Staff that, as per section 101.04 of the Compliance and Disclosure Interpretations of the Commission, an Emerging Growth Company may omit from its draft registration statements interim financial information that it reasonably believes it will not be required to present separately at the time of the contemplated offering. The Company is an Emerging Growth Company, as defined in Rule 405 of the Securities Act of 1933, and it reasonably believes that the interim financial information will not be required to be presented separately at the time of its first public filing of Form F-1. The Company intends to include 2023 audited financial statements in its first public filing of Form F-1. We believe it is appropriate to omit the updated interim financial statements and related disclosures as requested by Item 8.A.5 of Form 20-F in the DRS/A.

Notes to Financial Statements

Note 2 - Summary of Significant Accounting Policies

Revenue recognition, page F-11

23.

Although you disclose that cubic parking garage revenue is recognized after the garage project has been completed and successfully accepted by the client, you categorize such revenue as “goods transferred over time” in the revenue by product category table on page F-12. Please address the following items:

●	More fully describe the nature of the garage projects, including typical project durations, and clarify whether you recognize cubic parking garage income over time or at a point in time; and

●	Provide us with an analysis that addresses your consideration of recognizing revenue over time versus at a point in time in accordance with ASC 606-10-25-23 through 25- 30, including your determination of the performance obligations, the transaction price, the amount allocated to each performance obligation, and any output or input measures used in recognizing the revenue.

Response: In response to the Staff’s comment, we revised our disclosure on pages F-11 and F-12 of the DRS/A to include the requested discussion.

General

24.	The Sample Letters to China-Based Companies seek specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) as defined in Securities Act Rule 405 means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” The Sample Letters also seek specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your disclosure conveys the same risk. For example, and without limitation, we note your disclosure that “PRC laws and regulations governing the current business operations are sometimes vague and uncertain” and “the China regulatory authority may exercise oversight, and the regulations to which we are subject may change.” Please revise your cover page, summary, and risk factor disclosure relating to legal and operational risks associated with operating in China and PRC regulations for consistency with the Sample Letters.

Response: In response to the Staff’s comment, we revised our disclosure on the cover page, prospectus summary and risk factor to include the required disclosure consistent with the Sample Letters.

25.	Please revise your filing, as applicable, to provide disclosure related to the direct or indirect impact that Russia’s invasion of Ukraine and the international response have had or may have on your business. For additional guidance, please see the Division of Corporation Finance’s Sample Letter to Companies Regarding Disclosures Pertaining to Russia’s Invasion of Ukraine and Related Supply Chain Issues, issued by the staff in May 2022.

Response: In response to the Staff’s comment, we revised our disclosure on pages 39 and 58 of the DRS/A to discuss the direct or indirect impact that Russia’s invasion of Ukraine and the international response have had or may have on our business.

26.	Please revise or advise as to the applicability of disclosure on page 7 that, “U.S. laws and regulations . . . may restrict or eliminate our ability to complete a business combination with certain companies, particularly those acquisition candidates with substantial operations in China,” references on page 30 to “digital asset base” and “expand internationally,” and the reference on page 37 to “privately negotiated transactions of our shares that have occurred from time to time prior to our public offering.”

Response: In response to the Staff’s comment, we revised relevant disclosure of the DRS/A to ensure the applicability of our disclosure.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel William S. Rosenstadt, Esq., Mengyi “Jason” Ye, Esq. or Yuning “Grace” Bai, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or gbai@orllp.legal.

Very truly yours,

/s/ Mengyi “Jason” Ye
Mengyi “Jason” Ye

Direct dial: +1 (973) 931-2036